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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

709796  10  6

(CUSIP Number)

Edwin H. Yeo, III

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 956-2234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

CUSIP No. 709796 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 13-4250700 Endurance Capital Investors, L.P..
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 567,588
8. Shared Voting Power 0
9. Sole Dispositive Power 567,588
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission.

CUSIP No. 709796 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 13-4250700 Endurance Partners, LLC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 567,588
8. Shared Voting Power 0
9. Sole Dispositive Power 567,588
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7%[2]
14.	Type of Reporting Person (See Instructions) OO

[2]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission.

CUSIP No. 709796 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edwin H. Yeo, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 567,588
8. Shared Voting Power 0
9. Sole Dispositive Power 567,588
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7%[3]
14.	Type of Reporting Person (See Instructions) IN

[3]	Percentages are based on 5,912,071 shares of Common Stock outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q, filed November 14, 2006, with the Securities and Exchange Commission.

Item 1: Security and Issuer

This statement relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive offices of the Issuer is 310 Broad Street, Selma, Alabama, 36701.

Item 2: Identity and Background.

The Reporting Persons (as hereafter defined) are Endurance Capital Investors, L.P., a Delaware Limited Partnership, (“Endurance Capital”), Endurance Partners, L.L.C., a Delaware Limited Liability Company (“Endurance Partners”) and Edwin H. Yeo, III, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of Endurance Capital and Endurance Partners is 405 Lexington Avenue, 26th Floor, New York, New York 10174.

The name, citizenship, present principal occupation or employment and business address of each manager and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration.

Endurance Capital Investors, L.P. purchased, using funds to be invested, 280,379 shares for $3,785,116.50 on November 12, 2004, and 287,209 shares for $5,000,000 on April 6, 2005.

The source of funding for the purchase of these Shares was the general working capital of Endurance Capital.

Item 4: Purpose of Transaction

The Reporting Persons may seek to influence the Issuer and its representatives regarding actions that the Reporting Persons may suggest are in the Issuer’s best interest. From time to time the Reporting Persons may engage in discussions or negotiations with the Issuer and its directors, officers and representatives, with other stockholders and with third parties with a view to encouraging a sale, merger, change of control or other fundamental transaction involving the Issuer. In that regard the Reporting Persons may seek, encourage or propose some or all of the transactions described in Item 4(a) through (j) of Schedule 13D.

The Reporting Persons reserve the right to acquire additional shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise and to dispose of some or all of their shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise.

Item 5: Interest in Securities of the Issuer.

Endurance Capital has sole voting power and sole dispositive power with regard to 567,588 shares of Common Stock. Endurance Partners has sole voting power and sole dispositive power with regard to 567,588 shares of Common Stock. Edwin H. Yeo III has sole voting power and sole dispositive power with regard to 567,588 shares of Common Stock.

The Reporting Persons have not engaged in any transactions with respect to the Shares during the past sixty (60) days.

Item 6: Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7: Material to be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons

SIGNATURE

November 30, 2006
(Date)

Endurance Capital Partners, L.P.

By:	Endurance Partners, LLC, its General Partner

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

Endurance Partners, L.L.C.

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

/s/ Edwin H. Yeo, III
Edwin H. Yeo, III